Exhibit 99.2

Annual Meeting of Shareholders

Toronto, Ontario

Thursday, April 4, 2024

Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 4, 2024. The votes were conducted by ballot. Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

1.	Election of Directors

Each of the following 13 nominees proposed by management was elected as a Director of the Bank.

	Votes for		Votes withhold
Nominees	#	%	#	%
Ammar Aljoundi	371,067,327	99.47%	1,986,773	0.53%
Charles J.G. Brindamour	371,343,634	99.54%	1,710,466	0.46%
Nanci E. Caldwell	370,041,395	99.19%	3,012,705	0.81%
Michelle L. Collins	370,398,377	99.29%	2,655,723	0.71%
Victor G. Dodig	371,931,336	99.70%	1,122,764	0.30%
Kevin J. Kelly	359,574,277	96.39%	13,479,823	3.61%
Christine E. Larsen	371,633,380	99.62%	1,420,720	0.38%
Mary Lou Maher	368,674,808	98.83%	4,379,292	1.17%
William F. Morneau	371,256,557	99.52%	1,797,543	0.48%
Mark W. Podlasly	371,549,030	99.60%	1,505,070	0.40%
Katharine B. Stevenson	362,932,551	97.29%	10,121,549	2.71%
Martine Turcotte	368,691,006	98.83%	4,363,094	1.17%
Barry L. Zubrow	370,827,108	99.40%	2,226,992	0.60%

2.	Appointment of Auditors

Ernst & Young LLP was appointed as the auditors of the Bank.

Votes for		Votes withhold
352,568,204	91.94%	30,897,415	8.06%

3.	Advisory resolution regarding our Executive Compensation Approach
Votes for		Votes withhold
360,174,591	96.56%	12,843,055	3.44%

4.	Shareholder Proposal 1: Oil and Gas Sector Divestment Impact
Votes for		Votes withhold		Votes abstain*
2,425,706	0.65%	368,328,632	99.35%	2,290,349	0.62%

5.	Shareholder Proposal 2: In-person Annual Meetings
Votes for		Votes withhold		Votes abstain*
197,323,976	53.11%	174,190,613	46.89%	1,538,290	0.41%

6.	Shareholder Proposal 3: Country-level Renumeration Ratios
Votes for		Votes withhold		Votes abstain*
43,680,634	12.61%	302,598,016	87.39%	26,774,278	7.73%

7.	Shareholder Proposal 4: Advisory Vote on Environmental Policy
Votes for		Votes withhold		Votes abstain*
48,774,657	14.23%	294,048,424	85.77%	30,228,390	8.82%

8.	Shareholder Proposal 5: CEO to Median Worker Pay Ratio
Votes for		Votes withhold		Votes abstain*
36,050,456	10.40%	310,542,879	89.60%	26,455,481	7.63%

* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.